Exhibit 99.5

Raging Capital Management, LLC
Ten Princeton Avenue
Rocky Hill, NJ 08553

November 20, 2012

Kenneth H. Traub
c/o Ethos Management LLC
116 Village Boulevard, Suite 200
Princeton, NJ 08540

Re:           Vitesse Semiconductor Corporation

Dear Ken:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of Raging Capital Fund, LP on behalf of itself and its affiliates for election as a director of Vitesse Semiconductor Corporation (the “Company”) at the Company’s 2013 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

In consideration of your agreement to be named and serve as a nominee for election as a director of the Company at the Annual Meeting, Raging Capital Management, LLC (“Raging Capital”) hereby agrees to pay you $15,000 in cash upon Raging Capital Fund, LP submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated).  You hereby agree to use such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that you shall determine, after consulting with Raging Capital, but in any event no later than 90 days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have 90 days from the first date that you can transact in the securities of the Company to acquire the Nominee Shares.  If you are elected or appointed to serve as a director of the Company at the Annual Meeting or in connection with any settlement or similar understanding between Raging Capital and the Company with respect to the Annual Meeting, you agree not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of your election or appointment as a director; provided, however, that in the event the Company enters into any merger, consolidation, business combination, sale of substantially all its assets or similar transaction with or involving a third party (a “Liquidity Event”), you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such Liquidity Event.

In addition, if you are elected or appointed to serve as a director of the Company at the Annual Meeting or in connection with any settlement or similar understanding between Raging Capital and the Company with respect to the Annual Meeting, you will be entitled to receive within 30 days after the end of calendar 2013, 2014 and 2015 an amount equal to 7.5% of any actual Net Profits realized by Raging Capital Fund, LP and Raging Capital Fund (QP), LP (collectively, together with any successor entities, the “Raging Funds”) with respect to their investment in the securities (including the debentures) of the Company (collectively, the “Securities”) for the applicable calendar year as long as you are still a director of the Company as of the end of the applicable calendar year; provided, however, that in the event the Raging Funds realize actual Net Profits with respect to their entire investment in the Securities as a result of a Liquidity Event effected during any such year, you will be entitled to receive such compensation within 30 days after the effective date of the Liquidity Event as long as you were a director of the Company immediately prior to the effective date of the Liquidity Event.

In the event the Raging Funds continue to own Securities as of the end of calendar 2015, you will also be entitled to receive within 30 days after the end of such year an amount equal to 7.5% of the unrealized Net Profits of the Raging Funds with respect to their investment in such Securities as of the end of such year as long as you are still a director of the Company as of the end of such year.

For purposes of this letter agreement, “Net Profits” shall mean all realized or unrealized gains, as applicable, with respect to the Raging Funds’ investment in the Securities for the applicable period, including dividends and other distributions for value actually received with respect to such Securities, less (i) all realized or unrealized losses, as applicable, with respect to such Securities for the applicable period, (ii) any and all out of pocket fees and expenses incurred of any kind and nature related to the Raging Funds’ investment in the Securities, including, but not limited to, any legal, solicitation and/or public relations fees, and (iii) any positive or negative hedge allocation with respect to the Securities for the applicable period as calculated by Raging Capital in its reasonable business judgment for determining hedging income or loss and market exposure.  Notwithstanding the foregoing, any interest paid or accrued on the debentures of the Company owned by the Raging Funds will not be included in the calculation of Net Profits.  The calculation of Net Profits will be made by Raging Capital in good faith in accordance with the foregoing and its regular accounting procedures and shall be final and binding.

Nothing contained in this letter agreement shall impede or limit Raging Capital from exercising complete authority over the voting and disposition of any Securities beneficially owned by it.

You acknowledge and agree that notwithstanding the existence of this letter agreement or any payments to you by Raging Capital hereunder, you shall conduct your activities and make decisions in your capacity as a director of the Company completely independently of Raging Capital and its affiliates and nothing herein shall limit your ability to independently exercise your fiduciary duties as a director.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.  All disputes between the parties relating to or arising under this letter agreement shall be resolved by binding arbitration in New York County, New York, before a single arbitrator agreed upon by the parties in accordance with the rules of the American Arbitration Association (“AAA”).  The decision of the arbitrator shall be rendered in writing, shall be final and binding on both parties, shall not be appealable, and shall be enforceable in any court of competent jurisdiction.

This letter agreement shall bind and inure to the benefit of the parties’ heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

RAGING CAPITAL MANAGEMENT, LLC

By:	/s/ William C. Martin
Name:	William C. Martin
Title:	Managing Member

ACCEPTED AND AGREED:

/s/ Kenneth H. Traub
KENNETH H. TRAUB